Maximum Anniversary Death Benefit [(05.10)] Rider

This rider forms a part of the Base Contract to which it is attached and is effective on the Issue Date of the Base Contract shown on the Contract Schedule.  In the case of a conflict with any provision in the Base Contract, the provisions of this rider control.  Defined terms and contractual provisions are set forth in the Base Contract or are added in this rider.  This rider terminates as indicated in the Conditions for Termination of this Rider section.

Definitions

Definitions specific to this rider that are not in the Base Contract follow.

Base Contract	The contract to which this rider is attached.
End Date
The End Date occurs on the earliest of:
(a) the Business Day we first receive both an Authorized Request of the death benefit payment option and due proof of death; or
(b) the older Owner’s Death Benefit Maximum Birthday.

On and after the End Date, the Maximum Anniversary Value will only increase or decrease as described below.  The Death Benefit Maximum Birthday is shown on the Contract Schedule.

Maximum Anniversary Value	A calculation we use in determining the Maximum Anniversary Death Benefit.
Maximum Anniversary Death Benefit	The death benefit provided by this rider.

Death Benefit

The provision titled “Traditional Death Benefit Amount During the Accumulation Phase” under the Death Benefit section is replaced with the following:

Maximum Anniversary Death Benefit Amount During the Accumulation Phase
The death benefit is equal to the greater of the Contract Value or the Maximum Anniversary Value determined at the end of the Business Day we receive both an Authorized Request of the death benefit payment option and due proof of death.

The Maximum Anniversary Value on the Issue Date is equal to the Purchase Payment received on the Issue Date.

At the end of each Business Day we:
(a) increase the Maximum  Anniversary Value by the amount of any additional Purchase Payments received that day, and
(b) reduce the Maximum  Anniversary Value proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn that day, including any withdrawal charge.

On each Contract Anniversary before the End Date, the Maximum Anniversary Value is equal to the greater of its value on the previous Business Day, or the Contract Value at the end of the previous Business Day.

On each Contract Anniversary on and after the End Date, the Maximum Anniversary Value will only change if you add additional Purchase Payments, take a Partial Annuitization or take a withdrawal.  In that case, we calculate the Maximum Anniversary Value in the same way that we do on each Business Day other than a Contract Anniversary.

S20326-NY

General Provisions

Conditions for Termination of this Rider
This rider terminates on the earliest of:
(a) The Business Day before the Income Date that you take a Full Annuitization.
(b) The Business Day that the Maximum Anniversary Value and the Contract Value are both zero.
(c) The Business Day that the Accumulation Portion terminates.
(d) The Business Day that the Base Contract terminates.

Rider Charge	The additional Mortality and Expense Risk Charge for this rider is shown on the Contract Schedule.

In all other respects the provisions, conditions, exceptions and limitations contained in the Base Contract remain unchanged.

Signed for the Company at its home office.

Allianz Life Insurance Company
of New York
[                                                                                                                     ]
Maureen A. Phillips                                                          Thomas P. Burns
Secretary President

S20326-NY                                                                                                                                  2